Filed by Anywhere Real Estate Inc.

(Commission File No.: 001-35674)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Anywhere Real Estate Inc.

(Commission File No.: 001-35674)

The following communications were made by Anywhere Real Estate Inc. (“Anywhere”) in connection with the proposed combination of Anywhere and Compass, Inc. (“Compass”).

Email Communication #1

The following communication was sent via email, from Anywhere’s CEO, Ryan M. Schneider, to all Anywhere employees on September 22, 2025.

You are receiving this email as an Anywhere employee

Anywhere Team,

I am reaching out early this morning to share very significant news. I wanted to provide you with an overview before you see it in the media.

This morning, we are jointly announcing a merger agreement with Compass to combine our companies in an all-stock agreement. You can read more in our press release here.

Throughout the day, I and other leaders will be meeting with our employees, franchisees, and owned brokerage agents to provide additional context about the agreement and share my perspective on why I believe this is an exciting opportunity for Anywhere, our great brands/businesses and our entire company.

You will soon be receiving an invitation for an all-employee town hall at 10am ET. Please make every effort to attend.

I understand that this is surprising news to start your week, and I know you have questions. Candidly, we won’t have all of the answers right now, as today is the first day of a long and complex process in partnership with Compass to go from announcement to completion of the merger. But, I want you to know a few critical things for now:

•

We are conducting business as usual – nothing is changing today. The closing of the merger is subject to shareholder and regulatory approvals, as well as other customary closing conditions, and is expected to close in the second half of 2026. Throughout that time, we must maintain our focus on serving our customers, moving forward on our strategic priorities, leveraging and developing our talent, and as always, operating with integrity.

•

Our great brands will continue to operate with the same distinct identities that they have today. As mentioned in today’s announcement, the agreement includes the commitment to preserve our brands, recognizing the strong presence that they have in the market for agents, franchisees and consumers alike.

•	Your reporting structure, title, compensation, and benefits are unchanged.

Above all, I want you to know that I am committed to transparency throughout this process. I will be sharing new developments and details as they become available, and will make every effort to answer your questions to the fullest extent possible – and that process starts today. We are collecting questions at Ask@anywhere.re.

I’m looking forward to seeing you all at the town hall today.

Ryan

Email Communication #2

The following communication was sent via email, from Anywhere’s Chief Executive Officer and President (“CEO”), Ryan M. Schneider, to Anywhere’s Corcoran Agents on September 22, 2025.

To: Corcoran Agents

From: A Message from Ryan Schneider

Date: 9/22 at 6:45am

Subject: TIME-SENSITIVE: Important Update from Anywhere Real Estate, Inc.

To our Valued Corcoran Agents,

I am reaching out early this morning to share very significant news. I wanted to provide you with an overview as you will likely begin to see it in the media this morning.

This morning, Anywhere is jointly announcing a merger agreement with Compass to combine our companies in an all-stock agreement. You can read more in our press release here.

Before I share any additional information, I want to share a couple of critical details with you:

•	There are no changes to office operations or financial arrangements with your brokerage as a result of this announcement. No action is required on your part.

•	The closing of the merger is subject to shareholder and regulatory approvals, as well as other customary closing conditions, and is expected to close in the second half of 2026.

•

Corcoran will continue to operate with the same distinct identity it holds today. As mentioned explicitly in the press release, the agreement includes preserving the unique independence of Anywhere’s brands, including Corcoran, recognizing its strong presence in the market for agents and consumers alike.

•	You’re still a Corcoran agent and this agreement doesn’t change that.

•

What matters most is that you’re still able to be a trusted advisor to your clients and that we continue to offer you great options and support to grow your business. This announcement will in no way affect or diminish the level of service and support that you have come to expect from Corcoran, and our ability to support you will only be enhanced by this agreement.

You have received an invitation to a Town Hall meeting at 8:30AM where Pam Liebman will provide additional context around the agreement and share my perspective.

We ask that you bear in mind that today is the first day of a long and complex process in partnership with Compass to go from announcement to the completion of the merger. I will be sharing new developments and details as they become available, and will make every effort to answer your questions to the fullest extent possible – and that starts today.

Ryan

Email Communication #3

The following communication was sent via email, from Anywhere’s CEO, Ryan M. Schneider, to Anywhere’s Corcoran Franchisees on September 22, 2025.

To: Anywhere Franchisees

From: A Message from Ryan

Date: 9/22 at 6:45am

Subject: Important Update from Anywhere Real Estate, Inc.

To our Valued Corcoran Franchisees,

I am reaching out early this morning to share very significant news. I wanted to provide you with an overview as you will likely begin to see it in the media this morning.

This morning, Anywhere is jointly announcing a merger agreement with Compass to combine our companies in an all-stock agreement. You can read more in our press release here.

Before I share any additional information, I want to share a couple of critical details with you:

•

Corcoran will continue to operate with the same distinct identity it holds today. As mentioned explicitly in the press release, the agreement includes preserving the unique independence of Anywhere’s brands including Corcoran, recognizing its strong presence in the market for agents and consumers alike.

•	No action is required on your part - your operations and franchise agreements are unaffected.

•

The closing of the merger is subject to shareholder and regulatory approvals, as well as other customary closing conditions, and is expected to close in the second half of 2026. This announcement will in no way affect or diminish the level of service and support that you have come to expect from Corcoran, and our ability to support you will only be enhanced with the benefits of this agreement.

You will soon be receiving an invitation to a Town Hall meeting at 2:30PM EST, where I, Sue Yannaccone, and Pam Liebman will provide additional context around the agreement and share my perspective on why I believe this is an exciting opportunity for Anywhere and our franchise brands, including Corcoran. It will also be a chance to hear directly from you and answer questions you may have.

We ask that you bear in mind that today is the first day of a long and complex process in partnership with Compass to go from announcement to the completion of the merger. I will be sharing new developments and details as they become available, and will make every effort to answer your questions to the fullest extent possible – and that starts today.

I’m looking forward to seeing you at the Town Hall.

Ryan

Email Communication #4

The following communication was sent via email, from Anywhere’s CEO, Ryan M. Schneider, to Anywhere’s Sotheby’s International Realty Agents on September 22, 2025.

To our Valued Sotheby’s International Realty Agents,

I am reaching out early this morning to share very significant news. I wanted to provide you with an overview as you will likely begin to see it in the media this morning.

This morning, Anywhere is jointly announcing a merger agreement with Compass to combine our companies in an all-stock agreement. You can read more in our press release here.

Before I share any additional information, I want to share a couple of critical details with you:

•	There are no changes to office operations or financial arrangements with your brokerage as a result of this announcement. No action is required on your part.

•	The closing of the merger is subject to shareholder and regulatory approvals, as well as other customary closing conditions, and is expected to close in the second half of 2026.

•

Sotheby’s International Realty will continue to operate with the same distinct identity it holds today. As mentioned explicitly in the press release, the agreement includes preserving the unique independence of Anywhere’s brands, including Sotheby’s International Realty, recognizing its strong presence in the market for agents and consumers alike.

•	You’re still a Sotheby’s International Realty agent and this agreement doesn’t change that.

•

What matters most is that you’re still able to be a trusted advisor to your clients and that we continue to offer you great options and support to grow your business. This announcement will in no way affect or diminish the level of service and support that you have come to expect from Sotheby’s International Realty, and our ability to support you will only be enhanced by this agreement.

Please click here to join a Town Hall meeting at 3:30 pm ET / 12:30 pm PT, where I, Sue Yannaccone, and Philip White will provide additional context around the agreement and share my perspective. We ask that you bear in mind that today is the first day of a long and complex process in partnership with Compass to go from announcement to the completion of the merger. I will be sharing new developments and details as they become available, and will make every effort to answer your questions to the fullest extent possible – and that starts today.

Ryan

Email Communication #5

The following communication was sent via email, from Anywhere’s CEO, Ryan M. Schneider, to Anywhere’s Century21 leaders and franchisees on September 22, 2025.

To our Valued CENTURY 21® Franchisees,

I am reaching out early this morning to share very significant news. I wanted to provide you with an overview as you will likely begin to see it in the media this morning.

This morning, Anywhere is jointly announcing a merger agreement with Compass to combine our companies in an all-stock agreement. You can read more in our press release.

Before I share any additional information, I want to share a couple of critical details with you:

•

Century 21 Real Estate LLC will continue to operate with the same distinct identity it holds today. As mentioned explicitly in the press release, the agreement includes preserving the unique independence of Anywhere’s brands including the CENTURY 21® brand, recognizing its strong presence in the market for agents and consumers alike.

•	No action is required on your part - your operations and franchise agreements are unaffected.

•

The closing of the merger is subject to shareholder and regulatory approvals, as well as other customary closing conditions, and is expected to close in the second half of 2026. This announcement will in no way affect or diminish the level of service and support that you have come to expect from the CENTURY 21® brand, and our ability to support you will only be enhanced with the benefits of this agreement.

Here is an invitation to a Town Hall meeting at 12:30 p.m. ET, where I, Sue Yannaccone, and Mike Miedler will provide additional context around the agreement and share my perspective on why I believe this is an exciting opportunity for Anywhere and our franchise brands, including Century 21 Real Estate LLC. It will also be a chance to hear directly from you and answer questions you may have.

We ask that you bear in mind that today is the first day of a long and complex process in partnership with Compass to go from announcement to the completion of the merger. I will be sharing new developments and details as they become available, and will make every effort to answer your questions to the fullest extent possible – and that starts today.

I’m looking forward to seeing you at the Town Hall.

Ryan

Email Communication #6

The following communication was sent via email, from Anywhere’s CEO, Ryan M. Schneider, to Anywhere’s Sotheby’s International Realty franchisees on September 22, 2025.

This email was sent to Owners

To our Valued Sotheby’s International Realty Colleagues,

I am reaching out early this morning to share very significant news. I wanted to provide you with an overview as you will likely begin to see it in the media this morning.

This morning, Anywhere is jointly announcing a merger agreement with Compass to combine our companies in an all-stock agreement. You can read more in our press release here.

Before I share any additional information, I want to share a couple of critical details with you:

•

Sotheby’s International Realty will continue to operate with the same distinct identity it holds today. As mentioned explicitly in the press release, the agreement includes preserving the unique independence of Anywhere’s brands including Sotheby’s International Realty, recognizing its strong presence in the market for agents and consumers alike.

•	No action is required on your part - your operations and franchise agreements are unaffected.

•

The closing of the merger is subject to shareholder and regulatory approvals, as well as other customary closing conditions, and is expected to close in the second half of 2026. This announcement will in no way affect or diminish the level of service and support that you have come to expect from Sotheby’s International Realty, and our ability to support you will only be enhanced with the benefits of this agreement.

Please join a Town Hall meeting at 1 pm ET where I, Sue Yannaccone, and Philip White will provide additional context around the agreement and share my perspective on why I believe this is an exciting opportunity for Anywhere and our franchise brands, including Sotheby’s International Realty. It will also be a chance to hear directly from you and answer questions you may have.

We ask that you bear in mind that today is the first day of a long and complex process in partnership with Compass to go from announcement to the completion of the merger. I will be sharing new developments and details as they become available, and will make every effort to answer your questions to the fullest extent possible – and that starts today.

I’m looking forward to seeing you at the Town Hall.

Ryan

Email Communication #7

The following communication of Anywhere’s CEO, Ryan M. Schneider, was sent via email by Jason Waugh, President, Coldwell Banker Affiliates, to Anywhere’s Coldwell Banker franchisees on September 22, 2025.

For Broker/Owners & Company Leaders | View online

Dear Company Leaders,

Please see message below from Director, Chief Executive Officer and President, Anywhere Real Estate Inc. Ryan Schneider.

Continued Success,

Jason Waugh

To our Valued Coldwell Banker Franchisees,

I am reaching out early this morning to share very significant news. I wanted to provide you with an overview as you will likely begin to see it in the media this morning.

This morning, Anywhere is jointly announcing a merger agreement with Compass to combine our companies in an all-stock agreement. You can read more in our press release here.

Before I share any additional information, I want to share a couple of critical details with you:

•

Coldwell Banker will continue to operate with the same distinct identity it holds today. As mentioned explicitly in the press release, the agreement includes preserving the unique independence of Anywhere’s brands including Coldwell Banker, recognizing its strong presence in the market for agents and consumers alike.

•	No action is required on your part - your operations and franchise agreements are unaffected.

•

The closing of the merger is subject to shareholder and regulatory approvals, as well as other customary closing conditions, and is expected to close in the second half of 2026. This announcement will in no way affect or diminish the level of service and support that you have come to expect from Coldwell Banker, and our ability to support you will only be enhanced with the benefits of this agreement.

Please join me for a Town Hall meeting at 12 p.m. ET / 9 a.m. PT, where I, Sue Yannaccone, and Jason Waugh will provide additional context around the agreement and share my perspective on why I believe this is an exciting opportunity for Anywhere and our franchise brands, including Coldwell Banker. It will also be a chance to hear directly from you and answer questions you may have. Please join this link at the time of the meeting.

We ask that you bear in mind that today is the first day of a long and complex process in partnership with Compass to go from announcement to the completion of the merger. I will be sharing new developments and details as they become available, and will make every effort to answer your questions to the fullest extent possible – and that starts today.

I’m looking forward to seeing you at the Town Hall.

Ryan

Email Communication #8

The following communication of Anywhere’s CEO, Ryan M. Schneider, was sent via email by Ginger Wilcox, President, Better Homes and Gardens Real Estate, to Anywhere’s Better Homes and Gardens Real Estate franchisees on September 22, 2025.

Please see the important message below from Ryan Schneider, CEO and President of Anywhere Real Estate, Inc.

To our Valued Better Homes and Gardens Real Estate Franchisees,

I am reaching out early this morning to share very significant news. I wanted to provide you with an overview as you will likely begin to see it in the media this morning.

This morning, Anywhere is jointly announcing a merger agreement with Compass to combine our companies in an all-stock agreement. You can read more in our press release here.

Before I share any additional information, I want to share a couple of critical details with you:

•

Better Homes and Gardens Real Estate will continue to operate with the same distinct identity it holds today. As mentioned explicitly in the press release, the agreement includes preserving the unique independence of Anywhere’s brands including BHGRE, recognizing its strong presence in the market for agents and consumers alike.

•	No action is required on your part - your operations and franchise agreements are unaffected.

•

The closing of the merger is subject to shareholder and regulatory approvals, as well as other customary closing conditions, and is expected to close in the second half of 2026. This announcement will in no way affect or diminish the level of service and support that you have come to expect from BHGRE, and our ability to support you will only be enhanced with the benefits of this agreement.

Below, please find a link to a Town Hall meeting at 1:30 P.M. ET, where I, Sue Yannaccone, and Ginger Wilcox will provide additional context around the agreement and share my perspective on why I believe this is an exciting opportunity for Anywhere and our franchise brands, including BHGRE. It will also be a chance to hear directly from you and answer questions you may have.

Click Here to Join BHGRE Town Hall

We ask that you bear in mind that today is the first day of a long and complex process in partnership with Compass to go from announcement to the completion of the merger. I will be sharing new developments and details as they become available, and will make every effort to answer your questions to the fullest extent possible – and that starts today.

I’m looking forward to seeing you at the Town Hall.

Ryan

Email Communication #9

The following communication of Anywhere’s CEO, Ryan M. Schneider, was sent via email by Alex Vidal, President, ERA Real Estate, to Anywhere’s ERA brokers and owners on September 22, 2025.

Dear ERA® Broker/Owners,

Please see the important Anywhere Real Estate, Inc. update from Ryan Schneider, CEO and President of Anywhere Real Estate, Inc.

Thank you,

Alex

To our Valued ERA Franchisees,

I am reaching out early this morning to share very significant news. I wanted to provide you with an overview as you will likely begin to see it in the media this morning.

This morning, Anywhere is jointly announcing a merger agreement with Compass to combine our companies in an all-stock agreement. You can read more in our press release here.

Before I share any additional information, I want to share a couple of critical details with you:

•

ERA will continue to operate with the same distinct identity it holds today. As mentioned explicitly in the press release, the agreement includes preserving the unique independence of Anywhere’s brands including ERA, recognizing its strong presence in the market for agents and consumers alike.

•	No action is required on your part - your operations and franchise agreements are unaffected.

•

The closing of the merger is subject to shareholder and regulatory approvals, as well as other customary closing conditions, and is expected to close in the second half of 2026. This announcement will in no way affect or diminish the level of service and support that you have come to expect from ERA, and our ability to support you will only be enhanced with the benefits of this agreement.

Below, please find a link to a Town Hall meeting at 2:00p.m. ET today, where I, Sue Yannaccone, and Alex Vidal will provide additional context around the agreement and share my perspective on why I believe this is an exciting opportunity for Anywhere and our franchise brands, including ERA. It will also be a chance to hear directly from you and answer questions you may have.

JOIN THE TOWNHALL HERE*

*Registration is NOT required.

We ask that you bear in mind that today is the first day of a long and complex process in partnership with Compass to go from announcement to the completion of the merger. I will be sharing new developments and details as they become available, and will make every effort to answer your questions to the fullest extent possible – and that starts today.

I’m looking forward to seeing you at the Town Hall.

Sincerely,

Ryan Schneider

CEO & President

Anywhere Real Estate, Inc.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Anywhere and Compass, Anywhere and Compass will file relevant materials with the SEC, including a registration statement on Form S-4 filed by Compass (the “Registration Statement”) that will include a joint proxy statement of Compass and Anywhere that also constitutes a prospectus of Compass (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Anywhere and stockholders of Compass seeking their approval of the proposed transaction and other related matters. Each of Anywhere and Compass may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Joint Proxy Statement/Prospectus or any other document that Anywhere or Compass (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF COMPASS AND ANYWHERE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about Anywhere or Compass, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by Anywhere will be available free of charge on Anywhere’s internet website at https://ir.anywhere.re/financials/sec-filings/default.aspx or by contacting Anywhere’s investor relations contact at investor.relations@anywhere.re. Copies of the documents filed with the SEC by Compass will be available free of charge on Compass’s internet website at https://investors.compass.com/financials/sec-filings/default.aspx or by contacting Compass’s investor relations contact at investorrelations@compass.com. The information included on, or accessible through, Anywhere’s website or Compass’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Anywhere, Compass, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Anywhere is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March   24, 2025 (the “Anywhere Annual Meeting Proxy Statement”) and in its Form 8-K, which was filed with the SEC on May  7, 2025. Please refer to the sections captioned “Compensation of Independent Directors,” “Independent Director Stock Ownership Guidelines,” “Ownership of our Common Stock” and “Executive Compensation” in the Anywhere Annual Meeting Proxy Statement. To the extent holdings of such participants in Anywhere’s securities have changed since the amounts described in the Anywhere Annual Meeting Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/browse-edgar?CIK=0001398987&owner=only. Information about the directors and executive officers of Compass is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 4, 2025 (the “Compass Annual Meeting Proxy Statement”) and in its Form 8-Ks, which were filed with the SEC on May  29, 2025, July  30, 2025 and September 9, 2025. Please refer to the sections captioned “Security Ownership of Certain Beneficial Owners and Management” and “Compensation Tables” in the Compass Annual Meeting Proxy Statement. To the extent holdings of such participants in Compass’s securities have changed since the amounts described in the Compass Annual

Meeting Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/browse-edgar?CIK=0001563190&owner=only . These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Joint Proxy Statement/Prospectus and the other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “project,” “estimate,” “potential,” “plan,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements include, but are not limited to, statements related to the expected benefits of the proposed transaction; the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, including the expected leverage of the combined company and the amount and timing of synergies from the proposed transaction; the expected timeline; and the ability to satisfy all closing conditions. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements, including statements about the consummation of the proposed transaction and the anticipated benefits thereof. Where, in any forward-looking statement, Anywhere or Compass express an expectation or belief as to future results or events, it is based on Anywhere and/or Compass’s current plans and expectations, expressed in good faith and believed to have a reasonable basis. However, neither Anywhere nor Compass can give any assurance that any such expectation or belief will result or will be achieved or accomplished. Important risk factors that may cause such a difference include, but are not limited to: Compass’s and Anywhere’s ability to consummate the proposed transaction on the expected timeline or at all; Compass’s and Anywhere’s ability to obtain the necessary regulatory approval in a timely manner and the risk that such approval is not obtained or is obtained subject to conditions that are not anticipated; Compass’s or Anywhere’s ability to obtain approval of the stockholders; the risk that a condition of closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, including in circumstances requiring Anywhere or Compass to pay a termination fee; the diversion of management time on transaction-related issues; risks related to disruption from the proposed transaction, including disruption of management time from current plans and ongoing business operations due to the proposed transaction and integration matters; the risk that the proposed transaction and its announcement could have an adverse effect on Compass’s and Anywhere’s ability to retain agents and personnel or that there could be potential adverse